Mail Stop 4561

July 31, 2007

Mr. Jeffrey H. Schwartz
Chief Executive Officer and Trustee
ProLogis
4545 Airport Way
Denver, CO    80239

>           **Re:    ProLogis**
>                   **Form 10-K for the year ended December 31, 2006**
>                   **Filed 02/28/07**
>                   **File No. 001-12846**

Dear Mr. Schwartz:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>                   Sincerely,


>                   Jessica Barberich
>                   Staff Accountant